Exhibit 99.1

XIAO-I CORPORATION

XIAO-I CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of June 30,	As of December 31,
	2026	2025
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$3,452,133	$2,319,453
Restricted cash	167,026	116,866
Accounts receivable, net	834,672	6,309,476
Amounts due from related parties, current	-	21,356
Contract costs	226,636	1,799,951
Advance to suppliers	121,099	36,478
Prepaid expenses and other current assets, net	1,302,341	1,323,636
Total current assets	6,103,907	11,927,216

Non-current assets:
Property and equipment, net	26,013	141,805
Intangible assets, net	2,639	114,442
Right of use assets	42,984	61,981
Prepaid expenses and other non-current assets	-	3,655,687
Total non-current assets	71,636	3,973,915
TOTAL ASSETS	$6,175,543	$15,901,131

Liabilities
Current liabilities:
Short-term borrowings	$30,093,864	$29,214,396
Accounts payable	40,612,026	39,197,211
Amount due to related parties, current	72,150	70,004
Deferred revenue	2,043,884	2,842,878
Convertible loans	542,907	2,006,119
Accrued expenses and other current liabilities	32,324,835	29,917,735
Lease liabilities, current	39,002	40,098
Total current liabilities	105,728,668	103,288,441

Non-current liabilities:
Amount due to a related party, non-current	7,973,375	7,602,043
Accrued liabilities, non-current	8,829,889	8,469,103
Long-term borrowing	1,429,603	1,387,082
Lease liabilities, non-current	1,993	18,390
Total non-current liabilities	18,234,860	17,476,618
TOTAL LIABILITIES	123,963,528	120,765,059

Commitments and Contingencies	-	-

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2025 and June 30, 2026, respectively; 55,235,284 shares and 237,388,531 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	11,870	2,762
Preferred shares (par value of $0.00005 per share; 3,700,000 and 3,700,000 preferred shares authorized as of December 31, 2025 and June 30, 2026, respectively; 3,700,000 and 3,700,000 preferred shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	185	185
Additional paid-in capital	134,432,112	130,134,778
Statutory reserve	237,486	237,486
Accumulated deficit	(239,598,159)	(226,559,555)
Accumulated other comprehensive loss	(8,542,106)	(4,370,415)
XIAO-I CORPORATION shareholders’ deficit	(113,458,612)	(100,554,759)
Non-controlling interests	(4,329,373)	(4,309,169)
Total shareholders’ deficit	(117,787,985)	(104,863,928)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$6,175,543	$15,901,131

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XIAO-I CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2026	2025
	(Unaudited)
Sale of software products	$142,820	$348,625
Sale of hardware products	-	273,863
Technology development service	342,004	2,271,952
M&S service	487,815	822,760
Sale of cloud platform products	68,530	7,799,708
Net revenues	1,041,169	11,516,908
Cost of sale of software products	(558,965)	(181,048)
Cost of sale of hardware products	-	(635,671)
Cost of technology development service	(974,746)	(1,525,099)
Cost of M&S service	(118,384)	(77,444)
Cost of sale of cloud platform products	-	(2,406,334)
Cost of revenues	(1,652,095)	(4,825,596)
Gross (loss) profit	(610,926)	6,691,312

Operating expenses:
Selling expenses	(496,873)	(702,930)
General and administrative expenses	(10,231,290)	(11,270,966)
Research and development expenses	(745,240)	(24,070,939)
Total operating expenses	(11,473,403)	(36,044,835)

Loss from operations	(12,084,329)	(29,353,523)

Other expenses
Investment loss	-	(17,221)
Interest expenses, net	(1,473,406)	(1,224,040)
Other income, net	510,689	204,973
Total other expenses	(962,717)	(1,036,288)

Loss before income tax expense	(13,047,046)	(30,389,811)
Income tax expense	-	-
Net loss	$(13,047,046)	$(30,389,811)
Net loss attributable to non-controlling interests	(8,442)	(264,362)
Net loss attributable to XIAO-I CORPORATION shareholders	(13,038,604)	(30,125,449)

Other comprehensive income
Foreign currency translation change, net of nil income taxes	(4,183,453)	(451,711)
Total other comprehensive loss	(4,183,453)	(451,711)
Total comprehensive loss	$(17,230,499)	$(30,841,522)
Total comprehensive loss attributable to non-controlling interests	(20,204)	(369,058)
Total comprehensive loss attributable to XIAO-I CORPORATION shareholders	(17,210,295)	(30,472,464)
Loss per ordinary share attributable to XIAO-I CORPORATION shareholders
Basic	(0.11)	(0.84)
Diluted	(0.11)	(0.84)
Weighted average number of ordinary shares outstanding
Basic	119,676,456	35,972,462
Diluted	119,676,456	35,972,462

Note:

(1) Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,
	2026	2025
	(Unaudited)
Selling expenses	$127,880	$1,093
General and administrative expenses	(1,208,337)	4,991,788
R&D expenses	267	-
Total	$(1,080,190)	$4,992,881

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

XIAO-I CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Preferred shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Share	Amount	Share*	Amount	capital	reserve	deficit	loss	deficit	interests	deficit
Balance as of December 31, 2024	31,949,038	$1,598	3,700,000	$185	$115,745,140	$237,486	$(125,338,509)	$(2,848,314)	$(12,202,414)	$(3,565,559)	$(15,767,973)
Net loss	-	-	-	-	-	-	(30,125,449)	-	(30,125,449)	(264,362)	(30,389,811)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(347,015)	(347,015)	(104,696)	(451,711)
Conversion of convertible loans	4,140,987	207	-	-	4,753,912	-	-	-	4,754,119	-	4,754,119
Cancellation of ordinary shares	(9)	-	-	-	-	-	-	-	-	-	-
Share-based compensation expenses	4,268,316	214	-	-	5,074,079	-	-	-	5,074,293	-	5,074,293
Balance as of June 30, 2025 (unaudited)	40,358,332	$2,019	3,700,000	$185	$125,573,131	$237,486	$(155,463,958)	$(3,195,329)	$(32,846,466)	$(3,934,617)	$(36,781,083)

Balance as of December 31, 2025	55,235,284	$2,762	3,700,000	$185	$130,134,778	$237,486	$(226,559,555)	$(4,370,415)	$(100,554,759)	$(4,309,169)	$(104,863,928)
Net loss							(13,038,604)		(13,038,604)	(8,442)	(13,047,046)
Foreign currency translation adjustment								(4,171,691)	(4,171,691)	(11,762)	(4,183,453)
Conversion of convertible loans	159,869,247	7,993			4,573,534				4,581,527		4,581,527
Forfeiture of unvested stock options (reversal of SBC)					(1,206,641)				(1,206,641)		(1,206,641)
Pre-delivery ordinary shares for conversion of Convertible Notes	19,500,000	975			(975)				-		-
Share-based compensation expenses	2,784,000	140			931,416				931,556		931,556
Balance as of June 30, 2026 (unaudited)	237,388,531	$11,870	3,700,000	$185	$134,432,112	$237,486	$(239,598,159)	$(8,542,106)	$(113,458,612)	$(4,329,373)	$(117,787,985)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

XIAO-I CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2026	2025
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,047,046)	$(30,389,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	8,644,038	1,094,584
Interest expenses from convertible loans	118,314	116,848
Share-based compensation expenses	(1,080,191)	4,992,881
Allowance for Prepaid expenses and other assets	3,799,634	-
Allowance for advance to suppliers	10,721	-
Written-down of inventories	-	5,046
Interest expenses on loans from shareholder	-	216,086
Provision for amount due from a related party	122,839	-
Depreciation and amortization	57,493	262,063
Impairment on Contract cost	500,308	-
Impairment on property and equipment	100,336	-
Impairment on intangible assets	80,416	-
Loss/(gain) from the disposal of property and equipment	-	(93,379)
Loss from lease modification	-	-
Loss from equity investment	-	17,221
Changes in the fair value of financial liabilities	-	-
Right-of-use assets amortization	20,063	242,456

Changes in assets and liabilities
Accounts receivable	(3,018,966)	(4,011,339)
Inventories	-	(29,509)
Contract costs	1,117,578	100,482
Prepaid expenses and other current assets	(74,812)	2,573,846
Amount due from related parties	102,228	21,605
Accounts payable	36,020	18,547,639
Deferred revenue	(871,441)	(188,282)
Accrued expenses and other current liabilities	3,596,816	4,418,603
Amount due to related parties	138,288	-
Lease payment liabilities	(20,352)	(267,603)
Prepaid expenses and other non-current assets	-	41,593
Accrued expense and other liabilities- non current	216,553	-
Net cash provided by/(used in) operating activities	548,837	(2,328,970)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	-
Purchase of intangible assets	-	(453)
Proceed from disposal of property and equipment	-	83,074
Net cash provided by investing activities	-	82,621

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	-	8,920,939
Repayments of short-term borrowings	-	(12,439,820)
Repayments of interests-free borrowings from related parties	-	(150,000)
Repayments of borrowings from related parties	-	(94,261)
Proceeds from borrowings from third-parties	-	3,085,156
Repayments of borrowings from third-parties	(1,262,207)	(3,517,221)
Proceeds from convertible loans	3,000,000	9,885,500

Net cash provided by financing activities	1,737,793	5,690,293

Effect of exchange rate changes	(1,103,789)	721,003

Net change in cash, cash equivalents and restricted cash	1,182,841	4,164,947
Cash, cash equivalents and restricted cash, at beginning of the period	2,436,318	846,593
Cash, cash equivalents and restricted cash, at end of the period	$3,619,159	$5,011,540

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$560,074
Income tax paid	-	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Recognition of right-of-use assets and lease payment liabilities	$-	$59,780
Share-based payment to settle debt	$805,105	$-
Conversion of convertible loans	$4,581,527	$4,754,119

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

XIAO-I CORPORATION. (“Xiao-I”, or the “Company”) was incorporated under the laws of the Cayman Islands on August 13, 2018. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily engages in artificial intelligence technology in the People’s Republic of China (“PRC” or “China”). The Company completed its IPO on the Nasdaq Global Market in March 2023.

As of June 30, 2026, the Company’s major subsidiaries and consolidated VIE are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of beneficial ownership for purposes of accounting	Principal Activities
Wholly and Major owned subsidiaries
AI PLUS HOLDING LIMITED (“AI Plus”)	August 30, 2018	British Virgin Islands	100%	Investing holding company
Xiao-i Technology Limited (“Xiao-i Technology”)	December 17, 2018	Hong Kong	100%	Investing holding company
Zhizhen Artificial Intelligent Technology (Shanghai) Co. Ltd. (“Zhizhen Technology”) (“WFOE”)	February 21, 2019	PRC	100%	WFOE, a holding company

VIE
Shanghai Xiao-i Robot Technology Co., Ltd. (“Shanghai Xiao-i”)	August 27, 2009	PRC	100%	Internet technology development

Subsidiaries of VIE
Xiaoi Robot Technology (H.K) Ltd. (“Xiaoi Robot”)	June 3, 2016	Hong Kong	100%	Internet technology development
Guizhou Xiao-i Robot Technology Co., Ltd. (“Guizhou Xiao-i”)	July 18, 2016	PRC	70%	AI robot development

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions within the consolidated VIE:

Unaudited Condensed Consolidated Balance Sheets Information

	As of June 30,	As of December 31,
	2026	2025
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$197,863	$43,721
Restricted cash	162,889	116,838
Accounts receivable, net	219,433	5,097,619
Amounts due from related parties, current	-	21,356
Inventories	-	-
Contract costs	45	1,639,892
Advance to suppliers	-	36,478
Prepaid expenses and other current assets, net	279,903	343,376
Amount due from intercompany, current	3,950,551	3,537,843
Total current assets	4,810,684	10,837,122

Non-current assets:
Property and equipment, net	5,749	118,497
Intangible assets, net	-	111,420
Long-term investments	-	61,981
Right of use assets	11,281	-
Prepaid expenses and other non-current assets	-	3,655,687
Total non-current assets	17,030	3,947,585
TOTAL ASSETS	$4,827,714	$14,784,708

Liabilities
Current liabilities:
Short-term borrowings	$30,093,864	$29,214,396
Accounts payable	40,145,105	36,757,500
Amount due to related parties, current	72,150	70,004
Deferred revenue	1,344,584	2,363,266
Accrued expenses and other current liabilities	29,481,697	24,988,421
Lease liabilities, current	9,287	40,098
Amount due to intercompany, current	37,123,083	37,322,575
Total current liabilities	138,269,770	130,756,260

Non-current liabilities:
Amount due to a related party, non-current	7,973,375	7,602,043
Accrued liabilities, non-current	4,880,840	4,704,972
Long-term borrowing	1,429,603	1,387,082
Lease liabilities, non-current	1,993	18,390
Total non-current liabilities	14,285,811	13,712,487
TOTAL LIABILITIES	$152,555,581	$144,468,747

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Statements of Operations and Comprehensive loss

	For the six months ended June 30,
	2026	2025
	(Unaudited)
Net revenue	$1,459,505	$11,924,360
Net loss	$(11,497,584)	$(22,455,335)

Unaudited Condensed Consolidated Cash Flows Information

	For the six months ended June 30,
	2026	2025
	(Unaudited)
Net cash provided by operating activities	$1,440,177	$3,618,309
Net cash provided by investing activities	$-	$83,074
Net cash (used in) financing activities	$(1,262,207)	$(3,973,007)
Effect of exchange rate changes	$22,221	$(41,185)
Net change in cash, cash equivalents and restricted cash	$200,191	$(312,809)

As of December 31, 2025 and June 30, 2026, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net liabilities of the VIE was $129,684,039 and $ 147,727,867 as of December 31, 2025 and June 30, 2026, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of the Company in the normal course of business. Currently there is a contractual arrangement that would require the Company or its subsidiaries to provide financial support to the VIE. Under the Exclusive Business Cooperation Agreement signed on March 29, 2019 between WFOE and the VIE, WFOE will provide financial support to the VIE or the VIE’s subsidiaries in the event of a loss or serious operational difficulties during the validity term of this agreement.

Entities under Liquidation

Shanghai Xiao-i is currently subject to liquidation proceedings as of this report date. This entity and its subsidiaries collectively comprise the VIE and its subsidiaries. The financial position, results of operations and cash flows of the entities under liquidation during the reporting period are included in, and consistent with, the unaudited condensed consolidated balance sheet, statements of operations and comprehensive loss, and cash flow information of the VIE and its subsidiaries presented above.

Most of the entities under liquidation have ceased their principal business operations, and their activities are limited to the winding up of affairs and settlement of obligations. Management expects the liquidation to be completed during FY2028, after which these entities will be deregistered/dissolved.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and related notes included in the Annual Report for the year ended December 31, 2025.

The accompanying unaudited condensed consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b).	Going concern

As of December 31, 2025 and June 30, 2026, the Group had an accumulated deficit of $226,559,555 and $239,598,159, respectively, and negative working capital of $91,361,225 and $99,624,761, respectively. In addition, for the six months ended June 30, 2026, the Group experienced declining revenue, shrinking gross margin and recurring operating losses and negative net operating cash flows. In addition, certain of the short-term borrowings were overdue as of June 30, 2026, and certain of the borrowing obligations are the subject of litigation or court judgments. The Group are actively discussing repayment arrangements and other potential resolutions with the relevant lenders. There can be no assurance that we will be able to reach satisfactory arrangements with the relevant lenders or otherwise satisfy these obligations on acceptable terms. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of borrowings from banks, related parties and third parties, and proceeds from equity financing to fund its operations and business development. However, after evaluating the feasibility of those plans and related supporting data, management still has a material uncertainty about the reporting entity’s ability to continue as a going concern. This material uncertainty has been disclosed in the notes to the financial statements. To meet the cash requirements for the next 12 months from the issuance date of the unaudited condensed consolidated financial statements, the Group has received $4 million through issuing convertible promissory note in August 2026, and they are in plans to obtain further financing including borrowings from financial institutions. In addition, the Group focuses on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create a synergy of resources. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. There can be no assurance that the Group will be successful in achieving strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not successful execute strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve intended business objectives.

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the unaudited condensed consolidated financial statements.

(c).	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE in which the Company, through its WFOE, has a controlling financial interest, and the VIE’s subsidiaries.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its WFOE, through contractual arrangements, is fully and exclusively responsible for the management of the entity, absorbs all risk of losses of the entity (excluding non-controlling interests), receives the benefits of the entity that could be significant to the entity (excluding non-controlling interests), and has the exclusive right to exercise all voting rights of the entity, and therefore the Company or its WFOE is the primary beneficiary of the entity for accounting purposes. However, the contractual arrangements with the VIE and its shareholders may not be as effective as equity ownership in providing operational control.

All intercompany transactions and balances among the Company, its subsidiaries, the VIE, and the VIE’s subsidiaries have been eliminated upon consolidation.

(d).	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, depreciable lives and recoverability of property and equipment, the valuation of deferred income tax assets, transaction price allocation between software income and maintenance service income, as well as fair value determination of share-based compensation arrangements. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(e).	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group adopted ASC Topic 326, Financial Instruments-Credit Losses (Topic 326) and assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

(f).	Convertible loans

The Group evaluates embedded conversion features within convertible debt to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If an embedded derivative is bifurcated from share-settled convertible debt, the Group records the debt component at cost less a debt discount equal to the bifurcated derivative’s fair value. If the conversion feature is not required to be accounted for separately as an embedded derivative, the convertible debt instrument is accounted for wholly as debt. The Group amortizes the debt discount over the life of the debt instrument as an additional non-cash interest expense utilizing the effective interest method. Debt issuance and offering costs are recorded as debt discount, which is amortized as interest expense over the term of the convertible debt instrument using the effective interest method.

(g).	Revenue recognition

The Group’s revenues are mainly generated from (1) sale of software products; (2) sale of hardware products; (3) technology development services; (4) maintenance and support service, and (5) sale of cloud platform products, etc.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

The Group enters into two major kinds of revenue arrangements with customers. The first kind of contract can include various combinations of software products, hardware products and maintenance and support service which are generally distinct and accounted for as separate performance obligations. The other kind of contract is sale of cloud platform products, which include software products and cloud platform service as two separate performance obligations. As a result, the Group’s contracts may contain multiple performance obligations. The Group determines whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether our commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

The following table disaggregates the Group’s revenue for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025
	(Unaudited)
By revenue type
Sale of software products	$142,820	$348,625
Sale of hardware products	-	273,863
Technology development service	342,004	2,271,952
M&S service	487,815	822,760
Sale of cloud platform products	68,530	7,799,708
Total	$1,041,169	$11,516,908

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Contract balances

When the Group begins to deliver the products or services pursuant to the performance obligations in the contract, the Group presents the contract in the unaudited condensed consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The contract assets consist of accounts receivable and contract costs. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract costs are deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers. During the six months ended June 30, 2025 and 2026, the Group recognized contract costs of $4,825,596 and $1,652,095   respectively as cost of revenues.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue amounted to $2,043,884 and $2,842,878 as of June 30, 2026 and December 31, 2025, respectively.

(h).	Foreign currency translation

The unaudited condensed consolidated financial statements are presented in United States dollars (“USD” or “$”). The functional currency of certain of PRC subsidiaries is the Renminbi (“RMB”).

Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditure are translated at the average exchange rate of the reporting period. Capital accounts of the unaudited condensed consolidated financial statements are translated into USD from RMB at their historical exchange rates when the capital transactions occurred. Transaction gains and losses are recorded in foreign currency exchange gain/(loss) in the unaudited condensed consolidated statements of operations and comprehensive loss. The rates are obtained from H.10 statistical release of the U.S. Federal Reserve Board.

	As of June 30,	As of December 31,
	2026	2025
Period end RMB: USD exchange rate	6.7851	6.9931

	For the six months ended June 30,
	2026	2025
Average RMB: USD exchange rate	6.8624	7.1875

(i).	Share-based compensation

The Group grants share options and restricted share units of the Company to eligible employees, officers, directors, and non-employee consultants.

Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related share-based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates. The Group also granted restricted share units to non-employees, which are also initially accounted for as equity-classified awards. Awards granted to non-employees are initially measured at fair value on the grant date and periodically remeasured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are remeasured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share-based awards are vested. Changes in fair value between the interim reporting dates are recorded in consistent with the method used in recognizing the original compensation costs.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when the Group is estimating the quantity of awards that will vest. Compensation cost will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. The Group recognizes compensation cost for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures over the requisite service period. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment, unless in certain situations, the Group may not be able to determine that it is probable that performance conditions will be satisfied until the event occurs.

The Group’s share-based awards mainly include share-based awards, details of which are disclosed in Note 11. Fair value determination of these share-based awards is summarized as below:

(1) Restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of Xiao-I on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of Xiao-I in the Nasdaq Global Market.

(2) Share options

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the stock price of Xiao-I in the Nasdaq Global Market, as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Accounts receivable	56,602,663	56,147,676
Less: Allowance for credit losses	(55,767,991)	(49,838,198)
Accounts receivable, net	$834,672	$6,309,476

The Group recorded credit losses of $8,644,038 and $1,094,584 for the six months ended June 30, 2026 and 2025, respectively. The credit impairment losses increased significantly in the current period, mainly because Shanghai Xiao-i has been ruled by the court to go into bankruptcy liquidation. Full expected credit losses have been recognized on the balance of accounts receivable due from this subsidiary.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net, consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Prepaid expenses and other current assets：
Prepaid expenses	$2,362,967	$2,402,310
Receivables from third parties	1,751,051	1,023,861
Receivables from disposal of long-term investment	-	786,490
Value-added tax (“VAT”) receivables	173,138	160,822
Rent deposits	130,970	132,292
Others	1,228,027	1,031,148
Prepaid expenses and other current assets	5,646,153	5,536,923
Allowance for credit losses	(4,343,812)	(4,213,287)
Prepaid expenses and other current assets, net	1,302,341	1,323,636
Prepaid expenses and other non-current assets:
Prepaid case acceptance fee (1)	3,765,737	3,653,730
Long-term receivables from third parties (2)	3,000,000	3,000,000
Others(3)	1,031,672	1,002,944
Prepaid expenses and other non-current assets	7,797,409	7,656,674
Allowance for credit losses	(7,797,409)	(4,000,987)
Prepaid expenses and other non-current assets, net	-	3,655,687
Total	$1,302,341	$4,979,323

(1)	Prepaid case acceptance fee is the expense paid by the plaintiff in advance according to PRC law when the court decides to accept civil cases, economic dispute cases, maritime cases and administrative cases. The court charged the case acceptance fee of $3.8 million in proportion to the claim amount of the lawsuit between the Group and Apple. On June 10, 2026, the Shanghai High People’s Court issued first-instance judgments in two parallel cases. In the invention patent infringement lawsuit (Case No. (2020) Hu Zhi Min Chu No. 7), the Court dismissed all claims brought by Shanghai Xiao i Robot Co., Ltd. (“Xiao i”), which alleged that Apple’s Siri technology infringed Xiao i’s invention patent titled “A Chatbot System” (Patent No. 200410053749.9). In the declaratory non-infringement action (Case No. (2022) Hu Zhi Min Chu No. 3), the Court ruled that Siri installed on the specified iPhone models does not fall within the scope of protection of the patent in question, and rejected Apple’s claim for RMB 2 million in reimbursement of reasonable litigation costs. The Company disagrees with such first-instance infringement rulings and intends to file an appeal with the Supreme People’s Court within the statutory time limit. The lawsuit is not expected to close within the one year and the amount is recognized in non-current portion of prepaid expenses, which was fully impaired during the period ended June 30, 2026.

(2)	In March 2023, the Group entered into agreement to lend $3 million to Tackle Finance Limited, with maturity of one year and annual interest rate of 5%. In March 2024, the Group entered into a supplemental agreement to extend the maturity of the borrowing for another two years. As a result, as of June 30, 2025, the loan was reclassified from non-current asset to current asset. As of June 30, 2026, the Group recorded credit losses for the above receivable amounting to $3 million, along with interest receivable of $253,301 based on the management’ estimation of the collectability of the receivable from Tackle Finance Limited.

(3)	In February 2022, the Company entered into an agreement with Shanghai Ranyu Network Technology Co., Ltd. (“Ranyu”) to establish Zhizhen Guorui, Ranyu holds 14% of its equity interest in Zhizhen Guorui of RMB7,000,000 (equivalent to $ 1,031,672). According to the agreement, the capital contribution is paid by the Company on behalf of Ranyu. Although Ranyu indicated its intention to make payments gradually after the completion of Zhizhen Guorui’s project development and the corresponding improvement in its operational conditions. Originally, the company recorded this advance as a long-term equity investment. As of June 30, 2026, Zhizhen Guorui’s project has been halted, the repayment condition stipulated in the agreement cannot be fulfilled, thus a reverse of long-term investment and recognition of other non-current assets of RMB7,000,000 (equivalent to $ 1,031,672) was made along with a full impairment.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	Unaudited
Electronic equipment	$41,177	$39,953
Office equipment	408,579	396,427
Leasehold improvement	145,042	140,728
Less: accumulated depreciation	(467,306)	(435,303)
Less: Impairment provision	(101,479)	-
Property and equipment, net	$26,013	$141,805

Depreciation expense was $ 24,308 and $245,088 for the six months ended June 30, 2026 and 2025, respectively.

6.	BORROWINGS

As of December 31, 2025 and June 30, 2026, the bank borrowings were for working capital and capital expenditure purposes. Short-term bank borrowings consisted of the following:

	Annual Interest Rate	Maturity (Months)	Principal	As of December 31, 2025	As of June, 30, 2026
			USD	USD	USD
Short-term borrowings:
China Bohai Bank(1) (4) (5)	4.80%	February, 2026	1,473,818	1,422,831	1,466,449
Agricultural Bank of China (1) (4) (5)	3.45%	August, 2026	1,473,818	1,429,981	1,473,815
Agricultural Bank of China (1) (4) (5)	3.45%	March, 2026	1,179,054	1,136,835	1,171,685
Agricultural Bank of China (1) (4) (5)	3.60%	May, 2026	2,063,345	2,001,973	2,063,345
Agricultural Bank of China (1) (4) (5)	3.50%	May, 2026	2,652,872	2,573,966	2,652,872
Bank of Ningbo(4) (5)	4.30%	August, 2025	1,473,818	1,429,981	1,473,818
Bank of Ningbo(4) (5)	4.30%	August, 2025	1,473,818	1,429,981	1,473,818
Shanghai Rural Commercial Bank(4) (5)	3.50%	October, 2026	1,473,818	1,415,681	1,459,079
Shengjing Bank (1) (4) (5)	4.00%	January, 2026	1,473,818	1,429,981	1,473,818
China Zheshang Bank(4)	3.15%	April, 2026	1,473,818	1,415,681	1,459,079
Bank of Jiangsu (1) (4) (5)	3.85%	September, 2025	736,909	714,992	736,909
Shanghai Bank (2) (4) (5)	4.00%	November, 2025	1,473,818	1,429,981	1,473,818
Bank of Jiangsu (1) (4) (5)	4.00%	July, 2025	1,473,818	1,429,981	1,473,818
Shanghai Bank (2) (4) (5)	4.00%	November, 2025	1,473,818	1,429,981	1,473,818
Bank of Nanjing (4) (5)	5.00%	December, 2025	1,473,818	1,395,661	1,438,446
China Construction Bank (1) (3) (4)	3.45%	March, 2025	3,684,554	3,551,957	3,644,733
Beijing Bank (1) (4) (5)	4.50%	September, 2025	2,947,635	2,859,962	2,947,635
Bank of Jiangsu (1) (4) (5)	4.00%	September, 2025	736,909	714,990	736,909
Total				29,214,396	30,093,864

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Long-term bank borrowings consisted of the following:

	Annual Interest Rate	Maturity (Months)	Principal	As of December 31, 2025	As of June, 30, 2026
			USD	USD	USD
Long-term borrowings:
Bank of Wenzhou	5.55%	December, 2028	1,429,603	1,387,082	1,429,603

(1)	These borrowings are pledged by the intellectual properties owned by Shanghai Xiao-I.

(2)	These borrowings are pledged by the account receivables owned by Shanghai Xiao-I.

(3)

The Group is required to maintain a specified gearing ratio in accordance with the loan covenants under its agreement with China Construction Bank.

On November 27, 2025, the Shanghai Financial Court rendered a final second-instance judgment (Case No. (2025) Hu 74 Min Zhong 1485), dismissing the Company's appeal and affirming the September 1, 2025 first-instance judgment of the Shanghai Huangpu District People's Court (Case No. (2025) Hu 0101 Min Chu 16854). The judgment requires the Company to repay principal of RMB24,839,192.81 and overdue interest of RMB521,895.28 (as of August 14, 2025) plus accruing at 5.18% per annum, plus court costs of RMB171,980.81 (first instance) and RMB6,518.95 (second instance). The Bank was granted priority over 32 pledged patents (Pledge Registration No.: Y2023980033272) up to RMB52,750,000. The judgment is final and binding. The obligations are reflected in the accompanying consolidated financial statements and are not expected to have a material adverse effect on the Company's financial position.

(4)	As of June 30, 2026, all the short-term borrowings were overdue. The Group is actively engaging with the bank to discuss repayment arrangements and related solutions. None of the borrowings have been extended as of September 30, 2026.

(5)	Borrowings from China Bohai Bank, Agricultural Bank of China, Bank of Ningbo, Shanghai Rural Commercial Bank, Shengjing Bank, Bank of Jiangsu, Shanghai Bank, Bank of Nanjing, Beijing Bank are subject to litigation.

Litigation with Bank of Ningbo — Court-Mediated Settlement

The Company resolved litigation with Bank of Ningbo (Case No. (2025) Hu 0115 Min Chu 126758) through a court-mediated agreement on February 4, 2026, as approved by the Shanghai Pudong New Area People's Court (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Company confirmed the outstanding principal of RMB20,000,000 (approximately USD2,694,000) plus accrued interest and penalties, and agreed to repay such amounts in eleven (11) equal monthly installments through December 30, 2028. The Settlement Agreement provides that if the Company fails to make any installment payment when due, the Bank may apply to the Court for compulsory enforcement of the entire outstanding claim, including all remaining principal, accrued and future interest, penalties, and costs. Court costs of RMB76,278.50 (approximately USD10,300) were borne by the Company. As of the date of this filing, the Company is complying with the repayment schedule. The cumulative obligation under the Settlement Agreement is not expected to have a material adverse effect on the Company's consolidated financial position.

Bank of Nanjing Litigation — Final Judgment

On May 22, 2026, the Shanghai Financial Court rendered a final second-instance judgment (Case Nos. (2025) Hu 0106 Min Chu 37612 and (2026) Hu 74 Min Zhong 806), affirming the January 22, 2026 first-instance judgment of the Shanghai Jing'an District People's Court. The judgment requires the Company to repay principal of RMB9,760,000, term interest of RMB9,605.33, overdue interest of RMB186,085 (as of November 6, 2025) plus accruing at 7.5% per annum, attorney fees of RMB49,100, and court costs of RMB87,123.34. The Company's appeal was dismissed. The obligations are reflected in the accompanying consolidated financial statements and are not expected to have a material adverse effect on the Company's financial position.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Bank of Beijing Litigation — Appeal Pending

On June 27, 2026, the Shanghai Pudong New Area People's Court rendered a first-instance judgment (Case No. (2026) Hu 0115 Min Chu 45216) against the Company in favor of Bank of Beijing, ordering repayment of principal of RMB20,000,000, interest of RMB240,000, overdue interest of RMB592,235.63 (as of February 28, 2026) plus accruing at 6.75% per annum, attorney fees of RMB60,000, and court costs of RMB151,261. The Bank was granted priority over two pledged patents (Nos. 2016109340741 and 2016111862542) up to RMB40,000,000. The Company has appealed the judgment; the case is pending before the Shanghai Financial Court. The Company disputes certain findings of the First-Instance Judgment and intends to defend itself vigorously. No provision has been accrued as of the reporting date.

Bank of Jiangsu Litigation

The Company is subject to a final second-instance judgment (rendered April 28, 2026 by the Shanghai Financial Court) arising from three loan agreements with aggregate principal of RMB20,000,000. The judgment requires repayment of principal, interest at contracted rates, overdue interest, and compound interest, plus attorney fees of RMB95,000. Two patents of the Company (Nos. ZL201610918002.8 and ZL201510746440.6) are pledged as security in favor of the Lender, with priority of compensation up to RMB30,000,000. The Company's appeal regarding attorney fees was dismissed. The related obligations are reflected in the accompanying consolidated financial statements and are not expected to have a material adverse effect on the Company's financial position.

Except for these cases, please see Note 13 for other litigation details.

The interest expenses of short-term borrowings were $626,619 and $823,365 for the six months ended June 30, 2025 and 2026, respectively. The weighted average interest rates of short-term loans outstanding were 6.48% and 5.47%   per annum for the six months ended June 30, 2025 and 2026, respectively.

7.	CONVERTIBLE LOANS

Convertible Loan I

On June 17, 2024, the Company entered into a Convertible Loan Agreement with an institutional investor (the “Investor I”) to issue and sell an aggregate principal amount of $3,260,869.57 senior convertible notes (the “Convertible Loan I”) with an 8% Original Issue Discount. The Company anticipates using the proceeds for general working capital purposes.

The Company also entered into a placement agency agreement (the “PAA”) with FT Global Capital Inc. (“FT Global” or “Placement Agent”), to engage FT Global as its exclusive Placement Agent on a “best efforts” basis for the offering. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.5% of the gross proceeds raised in the offering, and to reimburse the Placement Agent for expenses up to $90,000.

Material Terms of the Convertible Loan I:

●	Pre-Delivery Shares: The Company is also concurrently offering an additional ADS, at par, representing 333,334 of its ordinary shares (the “Pre-Delivery Shares”), to the Investor I. Each holder of Pre-Delivery Shares is not permitted to sell, assign or transfer such Pre-Delivery Shares except in connection with a conversion of the Convertible Loan I of such holder to facilitate T+1 delivery of Conversion ADSs upon any conversion of Convertible Loan I. At such time when no Convertible Loan I remain outstanding, the remaining Pre-Delivery ADSs will be deemed surrendered and cancelled by the holder on the date the holder ceases to hold any Convertible Loan I. The offering of the Pre-Delivery ADSs is to ensure the Company’s timely delivery of Conversion Shares represented by Conversion ADSs on a T+1 basis with respect to future conversions of the Convertible Loan I.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Conversion at the Option of Holder: The Convertible Loan I will mature 360-days after the Issuance Date and will be convertible into the Group’s ADSs at a conversion price equal to $1.00 per ADS. Each holder of Convertible Loan I may convert all, or any part, of the outstanding principal of the Convertible Loan I, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Conversion Price” of $1.00 per ADS, subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions.

●	Interest Rate: the Convertible Loan I will bear interest at a rate of 6.0% per annum, which rate will increase to 15% in the event of occurrence and during the continuance of an event of default. Interest shall be payable on each interest date, which is the first calendar day of each calendar month with the first interest date being July 1, 2024. The Group may, at its option, pay interest on any interest date in cash or in a combination of cash interest and interest ADSs. The Interest Conversion Price shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Interest Date, (ii) 92% of the lowest VWAP of the ADSs during the ten 10 consecutive trading day period ending.

●	Alternate Conversion at Option of Holder: Each holder of Convertible Loan I may also convert all, or any part, of the outstanding principal of the Convertible Loan I, together with accrued and unpaid interest, any make-whole amount and any late charges thereon (subject to an additional 25% premium if an event of default then exists), at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Alternate Conversion Price” calculated the lower of:

(i)	the Conversion Price then in effect; and

(ii)	either,

x.	if no event of default then exists, 92% of the lowest volume weighted average price of the Company’s ADSs during the ten (10) consecutive Trading Days ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice; or

y.	if an event of default then exists, the lowest of:

(a)	80% of the volume weighted average price of the Company’s ADSs as of the trading day immediately preceding the delivery or deemed delivery of the applicable notice of conversion or event of default (as applicable);

(b)	80% of the volume weighted average price of the Company’s ADSs as of the trading day the delivery or deemed delivery of the applicable notice of conversion (if any); and

(c)	80% of the price computed as the quotient of (I) the sum of the volume weighted average price of the Company’s ADSs for each of the three (3) Trading Days with the lowest volume weighted average price of the Company’s ADSs during the 20 consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3)).

●	Redemption Rights: In connection with a change of control of the Group, each holder may require the Group to redeem in cash all, or any portion, of the Convertible Loan I at a 25% redemption premium to the greater of (i) the face value of the Convertible Loan I to be redeemed, (ii) the equity value of the Conversion Shares represented by Conversion ADSs underlying such Convertible Loan I, and (iii) the equity value of the change of control consideration payable to the holder of the Conversion Shares represented by Conversion ADSs underlying such Convertible Loan I.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company assessed the Convertible Loan I under ASC 815, identifying there are two embedded features, including conversion feature and redemption feature, and concluded that:

●	The conversion feature satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock, the conversion feature eligible for a scope exception from derivative accounting in accordance with ASC815-10-15-74 and the Company would not bifurcate the conversion feature.

●	The redemption feature requires cash settlement instead of settlement in shares, which is not eligible for a scope exception in accordance with ASC815-10-15-74, and the Group would bifurcate the redemption feature.

Considering the above, the redemption feature is required to be bifurcated as a separate unit of liability account and measured at fair value. After the bifurcation, the Convertible Loans I was accounted for using amortized cost method. The Company engaged a third-party appraiser to make the valuation of fair value of derivative liability of redemption feature, which was amounting to $280,198 initially. The Company recognized the issuance costs of Convertible Loan I of $503,055 and the discount as a direct deduction from the face amount of the Convertible Loan I in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan I, with interest expenses of $29,110 and nil for the year six months ended June 30, 2024 and 2025, respectively.

During the six months ended June 30, 2024, Investor I completed two conversions of Convertible Loan I, pursuant to which the Group issued an aggregate of 100,000 ordinary shares at a conversion price of $2.11 per share. Subsequently, prior to October 7, 2024, Investor I converted the remaining principal of Convertible Loan I and all accrued but unpaid interest into ADSs, representing an aggregate of 3,562,581 ordinary shares, at conversion prices ranging from $0.69-$1.67 per share. All of the Pre-Delivery Shares in connection with Convertible Loan I was used for the conversion of Convertible Loan I or cancelled.

Convertible Loan II

On October 30, 2024, the Company entered into a Convertible Loan Agreement with another institutional investor (the “Investor II”) to issue and sell an aggregate principal amount of $2,175,000 convertible notes (the “Convertible Loan II”) with an 8% Original Issue Discount equal to $160,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Loan II:

●	Pre-Delivery Shares: The Company is also concurrently offering an additional ADS, at par, representing 1,650,000 ordinary shares (the “Pre-Delivery Shares”), to the Investor II. The Investor II is not permitted to sell, assign or transfer such Pre-Delivery Shares except in connection with a conversion of the Convertible Loan II to facilitate T+1 delivery of Conversion ADSs. At such time when the Convertible Loan II is no longer outstanding, the Company may repurchase the Pre-Delivery Shares at the same price they are sold to the Investor II.

●	Conversion at the Option of Holder: The Convertible Loan II will mature 12 months after the Purchase Price Date and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $6.0841 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The Conversion Price will be further reduced by $0.05 per ADS to cover any receipt issuance fees borne by the holder in connection with any Conversion.

●	Interest Rate: The Convertible Loan II will bear interest at a rate of 6.0% per annum which, (a) shall commence accruing on the date of issuance, (b) shall be computed on the basis of a 360-day year and twelve 30-day months and (c) shall be payable on the Maturity Date unless earlier converted. The interest rate will increase to 18% in the event of occurrence and during the continuance of an event of default.

The Company assessed the Convertible Loan II under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized the issuance costs and the discount of Convertible Loan II of $175,000 as a direct deduction from the face amount of the Convertible Loan II in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan II.

During 2024, the Investor II made a series of conversions, pursuant to which the Group issued 1,360,345 ordinary shares with conversion prices ranging from $1.26-$1.63 per share. The ending balance of Convertible Loan II was $216,756 as of December 31, 2024. Subsequently on January 14, 2025, the Investor II had converted the remaining balance of Convertible Loan II or unsettled interest expense into ADSs, pursuant to which the Group issued 156,315 ordinary shares with conversion prices of $1.50 per share.

Convertible Loan III

On January 6, 2025, the Company entered into a Convertible Loan Agreement with the Investor I and the Investor II to issue and sell an aggregate principal amount of $4,637,840 convertible notes (the “Convertible Loan III”) with an 8% Original Issue Discount equal to $342,840. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Loan III:

●	Conversion at the Option of Holder: The Convertible Loan III will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $7.201 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

●	Interest Rate: The Convertible Loan III will bear interest at a rate of 6.0% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

The Company assessed the Convertible Loan III under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

The Company recognized the issuance costs and the discount of Convertible Loan III of $342,840 as a direct deduction from the face amount of the Convertible Loan III in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan III, with interest expenses of $104,934 for the six months ended June 30, 2025.

During the six months ended June 30, 2025, Investor I and Investor II completed a series of conversions of Convertible Loan III, pursuant to which the Group issued an aggregate of 3,984,672 ordinary shares at a conversion price ranging from $0.65-$1.43 per share. The ending balance of Convertible Loan III was $353,904 as of June 30, 2025. Subsequently, prior to July 30, 2025, Investor II converted the remaining principal of Convertible Loan III and all accrued but unpaid interest into ADSs, representing an aggregate of 723,438 ordinary shares, at conversion prices ranging from $0.53-$0.57 per share.

Convertible Loan IV

On June 18, 2025, the Company entered into a Convertible Loan Agreement with the Investor I and Investor II to issue and sell an aggregate principal amount of $6,128,000 convertible notes (the “Convertible Loan IV”) with an Original Issue Discount equal to $518,000. The Company anticipates using the proceeds for general working capital purposes.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Material Terms of the Convertible Loan IV:

●	Conversion at the Option of Holder: The Convertible Loan IV will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $3.04428 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

●	Interest Rate: The Convertible Loan IV will bear interest at a rate of 6% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

The Company assessed the Convertible Loan IV under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

The Company recognized the issuance costs and the discount of Convertible Loan IV of $518,000 as a direct deduction from the face amount of the Convertible Loan IV in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan IV, with interest expenses of $198,111 for the year ended December 31, 2025.

During the year ended December 31, 2025, Investor I and Investor II completed a series of conversions of Convertible Loan IV, pursuant to which the Group issued an aggregate of 13,624,755 ordinary shares at a conversion price ranging from $0.03-$1.96 per share. The ending balance of Convertible Loan IV was $5,111,080 as of December 31, 2025

During six months ended in June 30, 2026 Investor I and Investor II elected to convert all Convertible Loan IV into 115,172,907 ordinary shares at a conversion price of US$0.0328- US$0.3022 per share.

Convertible Loan V

On April 29, 2026, the Company entered into a Convertible Loan Agreement with one institutional investor to   issue and sell an aggregate principal amount of $3,250,000 convertible notes (the “Convertible Loan V”) with an Original Issue Discount equal to $240,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Loan V:

●

Conversion at the Option of Holder: Investor has the right at any time following the date hereof until the Outstanding Balance has been paid in full, at its election, to convert (each instance of conversion is referred to herein as a “Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable American Depositary Shares (“ADSs”) of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount of the Outstanding Balance being converted (the “Conversion Amount”) divided by the Conversion Price.

●	Interest Rate: The Convertible Loan V will bear interest at a rate of 6% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

The Company assessed the Convertible Loan V under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized the issuance costs and the discount of Convertible Loan V of $240,000 as a direct deduction from the face amount of the Convertible Loan V in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan V, with interest expenses of $59,444 for the six months ended June 30, 2026.

By June 30, 2026, Investor had elected to convert a portion of Convertible Loan V into ADSs, representing an aggregate of 44,696,340 ordinary shares at a conversion price ranging from $2.7562-$9.5806 per share. The ending balance of Convertible Loan V was $542,907 as of June 30, 2026. Subsequently, prior to July 30, 2026, Investor will convert the remaining principal of Convertible Loan V and all accrued but unpaid interest into ADSs, representing an aggregate of 31,049,160 ordinary shares, at conversion price $1.1251 per share.

8.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Accrued expenses and other current liabilities:
Loan from third parties (1)	$9,478,128	$10,349,683
Payroll payable	10,061,531	9,701,281
Other tax payable	4,937,229	4,797,160
Interest payable	2,648,428	1,616,048
Professional service fees payable	404,495	482,743
Others	4,795,024	2,970,820
Accrued expenses and other current liabilities	32,324,835	29,917,735
Accrued liabilities, non-current：
Long-term loan from third parties (2)	3,949,049	3,764,131
Litigation related payable (3)	4,880,840	4,704,972
Accrued liabilities, non-current	8,829,889	8,469,103
TOTAL	$41,154,724	$38,386,838

(1)	Loan from third parties mainly consisted of unsecured borrowings from third parties for ordinary business operation. For the borrowings, the interest rates range from 3.8% to 15.4% for the six months ended June 30, 2026 and 2025. The interest expenses were $198,038 and $201,578 for the six months ended June 30, 2026 and 2025, respectively. The borrowings are payable on demand.

Among them, three of the borrowings were sourced from three individuals or companies, who have no relationship with the Group. As of the issuance of the unaudited condensed consolidated financial statements, the Group has repaid $1.1 million (RMB7.46 million), and the remaining borrowings are still overdue. The Group is actively engaging in negotiations with the aforesaid borrowers to secure an extension agreement.

(2)	The Company entered into a loan agreement with Shanghai Ranyu Network Technology Co., Ltd. to fund its investment in Zhizhen Guorui (Shanghai) Information Technology Development Co., Ltd. The loan amount is $3,758,235 (CNY 25.5 million) plus accrued interest $190,814 (CNY1,294,692), the interest rate is 4% p.a. According to the agreement, all profit distributions and/or cash flow distributions received by the Company from Zhizhen Guorui shall be used to repay the loan on a priority basis within the actual amount of profit and/or cash flow distributions received.

(3)	Litigation related payable mainly consisted of the litigation fee for the lawsuit between the Group and Apple paid by the third parties on behalf of the Group.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	EQUITY

The Change in ADS Ratio

On August 5, 2024, the Group decided to change the ratio of its ADSs to its ordinary shares (the “ADS Ratio”), par value $0.00005 per share, from the current ADS Ratio of one ADS to one-third of an ordinary share to a new ADS Ratio of one ADS to 3 ordinary shares. For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-nine reverse ADS split. The change in the ADS Ratio had been effective on August 23, 2024.

On April 23, 2026, the Company approved a change to the ratio of its ADSs to its ordinary shares (the “ADS Ratio”). The ordinary shares have a par value of $0.00005 per share. The ADS Ratio changed from the current one ADS to 3 ordinary shares to a new ratio of one ADS to 60 ordinary shares. For the Company’s ADS holders, this change in the ADS Ratio is economically equivalent to a one-for-20 reverse ADS split. The change in the ADS Ratio became effective on May 11, 2026.

10.	SHARE-BASED COMPENSATION

For the six months ended June 30, 2026 and 2025, total share-based compensation expenses recognized were $(1,080,190) and $4,992,881, respectively. The table below presents a summary of the Group’s share-based compensation expenses:

	For the six months ended June 30,
	2026	2025
	(Unaudited)
Selling expenses	$127,880	$1,093
General and administrative expenses	(1,208,337)	4,991,788
R&D expenses	267	-
Total	$(1,080,190)	$4,992,881

2023 Share Incentive Plan

On November 30, 2022, the Company adopted the 2023 Share Incentive Plan (“2023 Plan”), which permits the granting of share options and restricted share units (“RSUs”) to employees, directors and consultants of the Group. During 2024, the Company has authorized a grant quantity of 310,000 ordinary shares for RSUs and 1,153,333 ordinary shares for options under the 2023 Plan. Under the Group’s 2023 Plan, the RSUs were vested upon grant and the options will vest in one-third increments annually over three years starting from the first anniversary of the Grant Date. The purpose of the 2023 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2025 Share Incentive Plan

On April 1, 2025, the Group adopted the 2025 share incentive plan (the “2025 Plan”), to promote the success and enhance the value of the Group by linking the personal interests of the Directors, Employees, and Consultants to those of the Group’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Group’s shareholders. Under the 2025 Plan, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan shall initially be 4,214,684, provided, that if the aggregate number of Ordinary Shares reserved and available for future grants of awards under the 2025 Plan falls below 3.0% of the total Ordinary Shares in issue and outstanding on the last day of the immediately preceding calendar year (the “Limit”), such number shall automatically be increased so that the aggregate number of Ordinary Shares reserved and available for future grants of awards under the 2025 Plan shall be equal to the Limit on January 1 thereafter, assuming, for purposes of determining the number of Ordinary Shares outstanding on such date, that all preferred shares, options, warrants, convertible notes and other equity securities that are convertible into or exercisable or exchangeable for Shares (whether or not by their terms then currently convertible, exercisable or exchangeable) that were outstanding on such date, are deemed to have been so converted, exercised or exchanged.

Share options for employees

On January 3, 2024, the Company granted Hui Yuan, its CEO, the right and option to purchase 482,312 ordinary shares of the Company, at an exercise price of $6.21 per ordinary share. On August 15, 2024, the Company granted 103 employees, the right and option to purchase 484,764 ordinary shares, at an exercise price of $0.75 per ordinary share.

With the assistance of an independent valuation firm using the management’s estimates and assumptions, the Company recorded stock-based compensation expense for options based on the estimated fair value on the date of the grant using the binomial option pricing model. The key assumptions used to determine the fair value of the options at the respective grant dates in 2024 were as follows:

For the Year Ended December 31, 2024
Risk-free interest rate	3.91%~3.92%
Expected volatility	101.90%~111.35%
Expected dividend yield	0.00%
Exercise multiple	1.5
Fair value of underlying ordinary shares	$0.75~$6.15
Fair value of option*	$0.1463~$1.3057

*	One option can be exchanged for one ninth of ADS after the one-for-nine reverse ADS split.

The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of the Company’s share price. The expected dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future. The estimated fair value of the Company’s ordinary shares is based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of the Company’s share price. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarized the Company’s share option activities under the Option Plans:

	Number of ordinary shares underlying	Weighted average exercise price

Balance, December 31, 2025	861,644	$3.81

Granted	-	$-
Exercised	-	-
Forfeited	(334,339)	$6.00

Balance, June 30, 2026	527,305	$0.75

Exercisable, June 30, 2026	(175,768)	$0.75

Expected to vest, June 30, 2026	351,536	$0.75

The total intrinsic value of options exercised during the six months ended June 30, 2026 was nil as the share options were out of the money. Total share-based compensation expenses recognized for these share options were $(1,206,640.63) and $335,870 for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, there was $33,945.54 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 0.81 years.

Restricted Shares Units for employees

On January 3, 2024, the CEO and the Chief financial Officer (“CFO”), Wei Weng, were each awarded RSUs, representing 16,667 and 10,000 ordinary shares, respectively, and the fair value on the grant date of each restricted share was $6.15.

On August 9, 2024, the Company granted RSUs, representing 133,333 ordinary shares, to a consultant of the Group, and the fair value on the grant date of each restricted share was $1.12.

On August 15, 2024, the Company granted RSUs to nine employees covering a total of 71,667 ordinary shares, and the fair value on the grant date of each restricted share was $0.75.

On May 22, June 2, 2025 and June 13, 2025, the Company granted RSUs to two employees covering a total of 454,677 ordinary shares, with grant-date fair values ranging from $0.79 to $1.18 per share.

Each RSU represents the right to receive one ADS of the Company and fully vested upon grant. The Award payout shall be made to employees in a lump sum as soon as practicable but no later than two and a half months following each vesting date which coincides with the Grant Date.

The following table summarized the Company’s restricted share unit activities:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2025	-	$-

Granted	-	-
Vested	-	-
Forfeited	-	$-

Outstanding as of June 30, 2026	-	$-

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

RSUs granted to employees are measured based on the closing price of RSUs on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these RSUs were nil and $429,950   for the six months ended June 30, 2024 and 2025, respectively. There was nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

Restricted Shares Units for non-employees

On June 24, 2024, the Company granted RSUs, representing in total 20,000 ordinary shares, to an external consultant for services, and the fair value on the grant date of each restricted share was $2.31.

In the second half of 2024, the Company granted RSUs, representing in total 672,321 ordinary shares, to three external consultants for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $2.48. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

In the first half of 2025, the Company granted RSUs, representing in total 3,813,639 ordinary shares, to several external consultants for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $1.11. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

In the first half of 2026, the Company granted RSUs, representing in total 900,000 ordinary shares, to an external consultant for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $8.43. These RSU represents the right to receive 15,000 ADS of the Group and fully vested upon grant.

The following table summarized the Group’s restricted share unit activities:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2025	-	$-

Granted	900,000	$8.43
Vested	(900,000)	$8.43
Forfeited	-	$-

Outstanding as of June 30, 2026	-	$-

RSUs granted to non-employees are measured based on the closing price of ADS on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these RSUs were $126,450and $4,227,061 for the six months ended June 30, 2026 and 2025, respectively.

As of June 30, 2026 and June 30, 2025, there were nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

11.	RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with during the period:

No.	Name of Related Parties	Relationship
1	Shanghai Shenghan	An entity which the Group holds 16.56% equity interests

2	Shanghai Aoshu Enterprise Management Partnership (Limited Partnership) (“Shanghai Aoshu”)	An entity which is the Group’s employee stock ownership platform, and has a common director of the Board of Directors with the Group

3	Hui Yuan	Chairman of the board, one of the major shareholders holding 8.11% (excluded the preferred shares) equity interests of the Company

4	Zhizhen Guorui	An entity which the Group holds 26% equity interests

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Due from related parties, current
Other receivables
Zhizhen Guorui	$14,626,604	$14,092,369
Shanghai Aoshu	20,714	20,098
Allowance for credit losses	(14,647,318)	(14,091,111)
Total	$-	$21,356

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Due to related parties, current
Accounts payable
Shanghai Shenghan	$72,150	$70,004

Interest-free loans
Hui Yuan (a)	-	-
Subtotal-due to related parties, current	72,150	70,004

Due to a related party, non-current
Hui Yuan (a)	7,973,375	7,602,043
Subtotal-due to a related party, -non-current	7,973,375	7,602,043
Total	$8,045,525	$7,672,047

(a)	Hui Yuan provided several interest-free loans to the Group for its daily operation needs before 2022. In 2023, the Group entered into agreement with Hui Yuan to establish an annual interest rate for the outstanding loans. The interest shall be calculated at an annual rate of 6.8% based on the actual number of days used from January 1, 2023. The maturity of the loans from Hui Yuan will be extended based on mutual consent. As of December 31, 2025 and June 30, 2026, the corresponding balance due to Hui Yuan was $7,672,047, and $8,045,525, respectively.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Significant transactions with related parties

	For the six months ended June 30,
Nature	2026	2025
	(Unaudited)
Technology service provided by related parties
Zhizhen Guorui	$-	$79,596
Shanghai Shenghan	-	3,378

Repayment of loans from a related party
Hui Yuan	$-	$94,261

Repayment of interest-free loans from a related party
Hui Yuan	176,731	150,000

12.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the six months ended June 30,
	2026		2025
	(Unaudited)
	Amount	%	Amount	%
Percentage of the Group’s total revenue
Customer A	126,497	12.15%	*	*
Customer B	*	*	3,897,127	33.80%
Customer C	*	*	1,803,456	15.70%
Customer D	*	*	1,443,077	12.50%
Customer E	*	*	1,261,059	10.90%

*	represent percentage less than 10%

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
	Amount %	Amount %
Percentage of the Group’s accounts receivable, net
Customer B	* *	22,883,269	90.8%

*	represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the six months ended June 30,
	2026		2025
	(Unaudited)
	Amount	%	Amount	%
Percentage of the Group’s total purchase
Supplier A	*	*	6,957,037	20.21%
Supplier B	*	*	6,955,848	20.24%
Supplier C	*	*	6,042,282	17.52%
Supplier D	*	*	5,515,263	16.00%
Supplier E	50,736	33.92%	*	*
Supplier F	32,866	21.98%	*	*
Supplier G	26,529	17.74%	*	*

*	represent percentage less than 10%

13.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Group leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year was as follows:

For period ending June 30,	Lease Commitment
2027	$41,463
2028	2,321
Total	$43,964

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Patent Infringement Litigation in the PRC

On August 3, 2020, Shanghai Xiao-i filed a lawsuit with the High People’s Court of Shanghai in China, against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding that Apple cease its infringement of Shanghai Xiao-i’s intelligent assistant patent (ZL200410053749.9 invention patent) by its Siri (intelligent assistant) (the “Patent Infringement Case”). The lawsuit seeks various remedies, including but not limited to, requiring Apple to stop manufacturing, using, offering to sell, selling or importing products that infringe Shanghai Xiao-i’s patent, and a temporary claim amount of 10 billion yuan (RMB). On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-i against Apple. On September 4, 2021, Shanghai Xiao-i filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-i’s patent. This case was adjudicated in June 2026, with the court dismissing all of the claims filed by Shanghai Xiao-i. Shanghai Xiao-i has filed an appeal; this appeal has now been formally accepted.

On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-i with the Shanghai High People’s Court, requesting confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and ordered Shanghai Xiao-i to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million temporarily. The court rendered a judgment in this case in June 2026, confirming that the iPhone SE (3rd Generation), iPhone 12, iPhone 12 mini, iPhone 12 Pro, iPhone 12 Pro Max, iPhone 13, iPhone 13 mini, iPhone 13 Pro, and iPhone 13 Pro Max do not infringe the patent rights of the invention patent entitled “A Chatbot System” (Patent No.200410053749.9); accordingly, the claims filed by the plaintiffs, Apple Computer Trading (Shanghai) Co., Ltd. and Apple Trading (Shanghai) Co., Ltd., seeking an order for the defendant, Shanghai Xiao-i, to compensate them for reasonable expenses—including attorney fees, translation fees, and notarization fees—amounting to RMB 2,000,000 were dismissed. Shanghai Xiao-i has filed an appeal; the appeal filed by Shanghai Xiao-i has now been formally accepted by the court; Apple Inc. has also filed an appeal in this case.

On March 27, 2023, the Beijing Intellectual Property Court notified that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-i, regarding the 58271 and 58272 Review Decision of Request for Invalidation, and the lawsuit was dismissed on June 28, 2024. As of the date of this interim report, the Patent Infringement Case is still pending.

Securities Class Action Litigation

On June 26, 2024, a securities class action was filed in the Supreme Court of the State of New York, County of New York, against Xiao-I Corporation and certain of its officers and directors. Plaintiffs alleged violations of the Securities Act of 1933, asserting that the company’s IPO registration statement and prospectus contained materially misleading statements or omissions related to its AI capabilities and customer contracts. The action seeks unspecified damages and other relief. On September 13, 2024, plaintiffs filed an amended complaint expanding the allegations to include new information from Xiao-I’s subsequent SEC filings, arguing that post-IPO disclosures also failed to correct earlier misstatements. Xiao-I Corporation moved to dismiss the state court case on October 31, 2024, that motion was granted on April 24, 2025. Subsequently, Plaintiff appealed the decision. On May 28, 2026, the parties presented oral argument. On June 23, 2026, the Appellate Division unanimously affirmed the lower court’s decision granting the motion to dismiss and awarded costs to Defendants.

Separately, on October 15, 2024, a second-securities class action lawsuit was filed in the U.S. District Court for the Southern District of New York alleging violations of both the Securities Act and the Securities Exchange Act of 1934. The complaint focuses on similar alleged misrepresentations in the IPO filings and alleges the company failed to disclose material risks about its technology and commercialization prospects. On August 7, 2026, the Court issued its decision, dismissing the majority of the fraud claims and allowing only a limited number of disclosure-based claims to proceed, which was overall a positive outcome for the Xiao-I Defendants. The Court granted Plaintiff 14 days to determine whether to re-plead the claims dismissed without prejudice. Although no individual was dismissed from the case entirely, the claims against all Xiao-I Defendants were substantially narrowed. On August 21, 2026, Plaintiff elected not to amend the complaint. On September 15, 2026, Xiao-I and the underwriter defendants filed their answer. At this time, the Company cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PRC Financial and Commercial Litigation

In June 2025, the Huangpu District People’s Court of Shanghai accepted a private lending dispute case filed by Shanghai Tianyong Asset Management Co., Ltd. against Shanghai Xiao-i. The plaintiff sought a court order requiring the defendant to pay the principal amount and attorney’s fees totaling RMB 13,060,000, as well as interest. In August 2025, the defendant raised an objection to jurisdiction; as a result, the case was transferred to the Jiading District People’s Court of Shanghai on August 18,2025. The case was heard again on August 28,2026, but no judgment has yet been rendered.

In July 2025, the Jiading District People’s Court of Shanghai accepted a case concerning a financial contract dispute between Jiangsu Bank Co., Ltd. – Shanghai Jiading Sub-branch and Shanghai Xiao-i. The plaintiff sought a court order directing the defendant to immediately pay the loan principal, default interest, compound interest, attorney’s fees, and other litigation costs, totaling RMB 20,139,027.78. The first-instance judgment in this case had already been rendered; in May 2026, the second-instance court issued a ruling upholding the original judgment.

In April 2026, the Pudong New Area People’s Court of Shanghai accepted a contract dispute case filed by the Pudong Sub-branch of Bank of Shanghai Co., Ltd. against Shanghai Xiao-i, Zhizhen Artificial Intelligence Technology (Shanghai) Co., Ltd., and XIAO-I TECHNOLOGY LIMITED. The plaintiff sought a court order requiring the defendants to pay the principal amount due under the factoring arrangement, interest, liquidated damages, and attorney’s fees, totaling RMB 20,650,594.37. The case was heard on August 13,2026; a judgment has not yet been rendered.

In April 2026, the Pudong New Area People’s Court of Shanghai accepted the case concerning a financial loan contract dispute between Bank of Beijing Co., Ltd. – Shanghai Branch and Shanghai Xiao-i. The plaintiff sought a court order directing the defendant to immediately pay the loan principal, interest, and attorney’s fees, totaling RMB 20,892,235.63. A first-instance judgment was rendered on June 27,2026; the defendant has filed an appeal, and a hearing has not yet been scheduled.

In May 2026, the Jiading District People’s Court of Shanghai accepted a case concerning a financial loan contract dispute between Shanghai Rural Commercial Bank Co., Ltd. – Jiading Sub-branch and Shanghai Xiao-i. The plaintiff requested the court to order the defendant to immediately repay the loan principal and interest totaling RMB 9,991,677.61. The hearing for this case was held on July 6, 2026; however, a judgment has not yet been rendered.

In June 2026, the Pudong New Area People’s Court of Shanghai accepted the case concerning a financial loan contract dispute between Bohai Bank Co., Ltd. – Shanghai Branch and Shanghai Xiao-i. The plaintiff requested the court to order the defendant to immediately repay the loan principal and interest totaling RMB 10,117,160.03; the hearing for this case is scheduled to take place on September 18,2026.

In June 2026, the Pudong New Area People’s Court of Shanghai accepted a case concerning a financial loan contract dispute between Agricultural Bank of China Limited – Shanghai Free Trade Zone New Area Sub-branch and Shanghai Xiao-i. The plaintiff requested the court to order the defendant to immediately repay the loan principal and interest totaling RMB 50,837,723.94. The case was heard on July 14,2026, but a judgment has not yet been rendered;

In June 2026, the Pudong New Area People’s Court of Shanghai accepted a case concerning a financial loan contract dispute between Shengjing Bank Co., Ltd. – Shanghai Pudong Sub-branch and Shanghai Xiao-i Our company did not receive the court-issued case materials; however, our finance department has confirmed an outstanding principal amount of RMB 10,000,000.

From January 1, 2026 to August 9, 2026, in addition to the aforementioned litigation, Xiao i Robot was involved in a total of 4 other litigation cases within China; the subject matter of these cases primarily concerned outstanding debts arising from the company’s business operations. The cumulative amount in dispute amounted to approximately RMB 1,061,596.17.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Shareholder Litigation

In June 2025, the Pudong New Area People’s Court of Shanghai accepted the case filed by Shanghai Jixuan Enterprise Management Consulting Partnership (Limited Partnership) against Xiao-I Corporation and Yuan Hui regarding a dispute over liability for harm to shareholders’ interests. The plaintiff alleged that, due to the defendants ‘failure to promptly assist the shareholders in converting their Cayman Islands common shares into ADSs and selling them on the secondary market, the value of the plaintiff’s shares had declined, resulting in a loss. The plaintiff requested the court to order the defendants to: (1) immediately complete the procedures for lifting the lock-up restrictions and transferring the US Depositary Receipts (ADRs) held by the plaintiff for a total of 183,600 US Depositary Shares (ADSs) of Defendant 1 (US stock ticker: AIXI); and (2) compensate the plaintiff for the loss amounting to RMB 2,265,315.41. The defendants submitted an objection to jurisdiction in August 2025; however, the court dismissed the defendants ‘objection to jurisdiction. The defendants appealed, and in May 2026, the court of second instance ruled to dismiss the plaintiff’s claim;

In September 2025, the Pudong New Area People’s Court of Shanghai accepted a case filed by Shanghai Jiding Enterprise Management Consulting Partnership (Limited Partnership) against Xiao-I Corporation and Yuan Hui regarding a dispute over liability for damages to shareholders’ interests. The plaintiff alleged that, due to the defendants ‘failure to promptly assist the shareholders in converting their Cayman Islands common shares into ADSs and selling them on the secondary market, the value of the plaintiff’s shares had declined, resulting in a loss. The plaintiff requested the court to order the defendants to: (1) immediately complete the procedures for lifting the lock-up restrictions and transferring the US Depositary Receipts (ADRs) held by the plaintiff for a total of 980,661 US Depositary Shares (ADSs) of Defendant 1 (US stock ticker: AIXI); and (2) compensate the plaintiff for the loss amounting to RMB 12,108,027.86. The defendants submitted an objection to jurisdiction in October 2025; however, the court dismissed the defendants ‘objection to jurisdiction. The defendants appealed, and in May 2026, the court of second instance ruled to dismiss the plaintiff’s claim.

Labor Disputes

Between January 1, 2026 and August 9, 2026, Xiao-I was involved in multiple labor-management dispute cases in mainland China, involving more than 36 former employees who were laid off under the enterprise’s human-resource optimization program. These disputes mainly relate to claims for unpaid wages, social insurance contributions, housing fund payments and severance compensation. The total amount of asserted claims exceeds RMB 7,108,264.99. As of the date of issuance of this interim report, more than three cases are still pending before local labor arbitration authorities, while the remaining cases have been concluded. With respect to the concluded cases, the Company is actively performing its repayment obligations and negotiating with employees to formulate repayment plans including extended repayment periods. The Company is actively engaging with relevant authorities to seek resolution of the disputes. While management does not currently believe that the outcomes of such disputes will have a material adverse effect on the Company’s unaudited condensed consolidated financial statements, these disputes may adversely impact employee morale, operational efficiency or public image.

In the opinion of management, except for the litigations mentioned above, there were no other pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these unaudited condensed consolidated financial statements.

Bankruptcy case

On August 4, 2026, the Shanghai No.3 Intermediate People’s Court accepted the application filed by Gang Guo, Jia Liu, and Ying Zhang for the bankruptcy liquidation of Shanghai Xiao-i. On August 10,2026, the Court issued a ruling appointing Shanghai Zhongyuanxin Liquidation Service Co., Ltd. as the administrator of Shanghai Xiao-i.

XIAO-I CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	SUBSEQUENT EVENTS

Convertible Promissory Note Private Placement

On June 29, 2026, the Company’s board of directors approved the private placement financing and entered into a Securities Purchase Agreement with one institutional investor. Pursuant to the agreement, the Company issued to such institutional investor an unsecured convertible promissory note with a principal amount of $2,170,000, together with 325,000 pre-delivered American Depositary Shares (“ADSs”), representing 19,500,000 underlying ordinary shares. The total consideration for this transaction was $2,000,975. The institutional investor remitted the full subscription proceeds by wire transfer to the Company’s designated bank account on July 2, 2026. The convertible promissory note bears interest at 6.0% per annum and matures on June 30, 2027.

Subsequent to June 30, 2026 and as of the date of this interim report, the Company entered into a Securities Purchase Agreement with the same institutional investor   to privately issue an unsecured convertible promissory note with an original principal amount of $4,330,000. The investor paid $4,000,000, and the original-issue discount of $320,000 and $10,000 in transaction costs were included in the initial principal of the note. The note bears interest at 6.0% per annum and matures in 12 months; upon an event of default, the interest rate may be increased up to 18.0%.

The note contains variable conversion terms: the conversion price equals 90% of the lowest volume-weighted average price (VWAP) of the American Depositary Shares (ADSs) for the preceding ten-trading-day period, less $0.05. The beneficial ownership of ADSs by the investor and its affiliates is capped at 9.99% of the total outstanding ADSs, and such cap is non-waivable. The Company filed Form 424B5 under its F-3 shelf registration statement to register the ADSs issuable upon conversion of the note. Gross proceeds of $4,000,000 from this transaction will be used for working capital and general corporate purposes. From August 27, 2026 through September 16, 2026, the investor converted an aggregate of $1,157,000 of the outstanding balance under the note into an aggregate of 2,378,312 ADSs. Conversions settled prior to the effectiveness of the ADS-ratio change on September 8, 2026 were based on the original ratio of 60 ordinary shares per ADS, while conversions occurring after September 8, 2026, the effective date of the ADS-ratio change, were settled under the new ratio of 420 ordinary shares per ADS. As of September 18, 2026, there were no additional conversions. As of September 18, 2026, the remaining outstanding balance of the note was approximately $3,185,375, consisting of principal of $3,173,000 and accrued interest of $12,375.

ADS Ratio Change and Nasdaq Listing Deficiency

Subsequent to the end of the reporting period, the Company implemented an ADS-ratio change effective September 8, 2026, changing from one ADS representing 60 ordinary shares to one ADS representing 420 ordinary shares, which had the same economic effect as a one-for-seven reverse ADS split for ADS holders. This ADS-ratio change did not alter the total number of underlying ordinary shares. On August 6, 2026, the Company received an official Nasdaq deficiency notice for failing to meet the $15.0-million minimum public-float market-value requirement for continued listing. The cure period expires on February 1, 2027, and there exists a potential risk of delisting. While conversions under the note may increase the number of unrestricted publicly held ADSs, there can be no assurance that such conversions will cure the Nasdaq public-float-market-value deficiency, as the market value of unrestricted publicly held shares is also dependent on the trading price of the ADSs.

Bankruptcy Liquidation Proceeding

On August 4, 2026, the Shanghai No.3 Intermediate People’s Court issued Civil Ruling (2026) Hu 03 Po No. 1022, accepting the bankruptcy liquidation petition filed by creditors Guo Gang, Liu Jia and Zhang Ying against Shanghai Xiao-i, on the grounds that Shanghai Xiao-i was unable to pay its due debts and evidently lacked solvency. The court held that Shanghai Xiao-i still failed to settle its debts after compulsory enforcement by a people’s court, which constituted evident lack of solvency, and accordingly ruled to admit the bankruptcy liquidation application. On August 10, 2026, the court appointed Shanghai Zhongyuanxin Liquidation Affairs Co., Ltd. as the bankruptcy administrator of Shanghai Xiao-i. The administrator has taken over Shanghai Xiao-i’s assets, corporate seals, accounting books and documents, and is conducting property investigation together with the filing and verification of creditors’ claims. The first creditors’ meeting will be convened on October 20, 2026.

The Group has evaluated subsequent events through the date of issuance of the condensed consolidated financial statements, and noted that there are no other subsequent events.